As filed with the Securities and Exchange Commission on July 29, 2022	Registration No. 333-259259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

BHP GROUP LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

[N/A]

(Translation of issuer’s name into English)

Australia

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

302-738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard C. Beatty, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom +44-20-7959-8505	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement, by and among BHP Group Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued and outstanding under the Second Amended and Restated Deposit Agreement, dated as of July 2, 2007. — Filed herewith as Exhibit (a)(i).

(ii) Second Amended and Restated Deposit Agreement, dated as of July 2, 2007, by and among the Company (previously known as “BHP Billiton Limited”), the Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Previously filed with the Commission on July 1, 2008 and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.: 333-152047).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed.

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Second Amended and Restated Deposit Agreement, dated as of July 2, 2007, and as amended, by and among BHP Group Limited (previously known as “BHP Billiton Limited”), Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of July 2022.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of July 2, 2007, and as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive two (2) ordinary shares of BHP Group Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Brian Teitelbaum
Name: Brian Teitelbaum
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BHP Group Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Melbourne, Australia, on July 29, 2022.

BHP Group Limited

/s/ Stefanie Wilkinson
Name: Stefanie Wilkinson
Title: Group Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stefanie Wilkinson to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 29, 2022.

Signature

/s/ Ken MacKenzie
Ken MacKenzie
(Chairman)

/s/ Mike Henry
Mike Henry
(Chief Executive Officer and Director)

/s/ David Lamont
David Lamont
(Chief Financial Officer)

/s/ Carolyn Pedic
Carolyn Pedic
(Controller or Principal Accounting Officer)

/s/ Terry Bowen
Terry Bowen
(Director)

Signature

/s/ Malcolm Broomhead
Malcolm Broomhead
(Director)

/s/ Xiaoqun Clever
Xiaoqun Clever
(Director)

/s/ Ian Cockerill
Ian Cockerill
(Director)

/s/ Gary Goldberg
Gary Goldberg
(Director)

/s/ Michelle Hinchliffe
Michelle Hinchliffe
(Director)

/s/ John Mogford
John Mogford
(Director)

/s/ Christine O’Reilly
Christine O’Reilly
(Director)

/s/ Catherine Tanna
Catherine Tanna
(Director)

/s/ Dion Weisler
Dion Weisler
(Director)

/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director, Puglisi & Associates
(Authorized Representative in the U.S.)

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement